UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Athena Technology Acquisition Corp. II
Full Name of Registrant

N/A
Former Name if Applicable

442 5th Avenue
Address of Principal Executive Office (Street and Number)

New York, New York, 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Athena Technology Acquisition Corp. II (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 (the “Third Quarter Form 10-Q”) within the prescribed time period.

The Company previously reported in its Notification of Late Filing on Form 12b-25, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2024, that the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period as the Company required additional time to compile the necessary disclosure and financial information to complete the Form 10-K filing. The Company filed the Form 10-K with the SEC on September 27, 2024.

The Company also previously reported in its Notifications of Late Filings on Form 12b-25, filed with the SEC on May 16, 2024 and August 14, 2024, that the Company was unable to file its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 (the “First Quarter Form 10-Q”) and June 30, 2024 (the “Second Quarter Form 10-Q”), respectively, within the prescribed time periods given the Company’s time and focus dedicated to completing the Form 10-K which necessarily delayed its reporting and review process for the First Quarter Form 10-Q and the Second Quarter Form 10-Q. The Company filed both the First Quarter Form 10-Q and the Second Quarter Form 10-Q with the SEC on November 1, 2024.

The Company is working diligently to complete and file the Third Quarter Form 10-Q as soon as practicable. However, given the time and focus dedicated to the completion of the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q, the Company is necessarily delayed in its reporting and review process for the quarter ended September 30, 2024. As a result, the Company does not expect to complete the preparation and filing of the Third Quarter Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jennifer Calabrese	(516)	252-6369
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the filing of the Third Quarter Form 10-Q and the timing of such filing, which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Forward-looking statements speak only as of the date they are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Athena Technology Acquisition Corp. II

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2024	By	/s/ Jennifer Calabrese
			Name:	Jennifer Calabrese
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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